The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(2)
Registration No. 333-165150

A filing fee of US$18,261, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the ordinary shares offered under the Registration Statement on Form F-3 filed on March 2, 2010 by means of this prospectus supplement.

Subject to Completion. Dated March 2, 2010
Prospectus Supplement to Prospectus dated March 2, 2010

5,700,000 American Depositary Shares

Ctrip.com International, Ltd.
Representing 1,425,000 Ordinary Shares

We are offering 5,700,000 American depositary shares, or ADSs, representing 1,425,000 ordinary shares of Ctrip.com International, Ltd., with this prospectus supplement and the accompanying base prospectus. Each ADS represents 0.25 of an ordinary share.

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “CTRP”. On March 1, 2010, the reported last sale price for the ADSs was US$ 39.07 per ADS.

See “Risk Factors” on page S-10 of this prospectus supplement and page 4 of the accompanying prospectus to read about factors you should consider before buying our ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriter sells more than 5,700,000 ADSs, the underwriter has an option to purchase up to an additional 855,000 ADSs from us at the price to the public less the underwriting discount.

The underwriter expects to deliver the ADSs against payment in New York, New York on March           , 2010.

Goldman Sachs (Asia) L.L.C.

Prospectus Supplement dated          , 2010

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

This document is in two parts. The first part is this prospectus supplement and the documents incorporated by reference herein, which, among other things, describe the specific terms of this offering. The second part, the accompanying prospectus and the documents incorporated by reference therein, give more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. In addition to this summary, we urge you to read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the risks of investing in our ADSs discussed under “Risk Factors”, before deciding whether to purchase our ADSs.

Ctrip.com International, Ltd.

Our Company

We are a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also sell packaged tours that include transportation and accommodations, as well as guided tours in some instances. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase air tickets for domestic flights and international flights originating in China; and

•	choose and reserve packaged tours that include transportation and accommodations, as well as guided tours in some instances.

We target our services primarily at business and leisure travelers in China who do not travel in groups. These types of travelers, who are referred to in the travel industry as FITs (frequent independent travelers) and whom we refer to as independent travelers in this prospectus supplement, form a traditionally under-served yet fast-growing segment of the China travel market. We act as an agent in substantially all of our transactions and generally do not take inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2009, we had secured room supply relationships with approximately 9,800 hotels in China and approximately 19,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. As of December 31, 2009, we had guaranteed room allotments, which allow us to sell hotel rooms to our customers even during peak seasons and provide instant confirmation, with approximately 70% of the hotels in China with whom we have a supply relationship. Rooms booked in hotels with guaranteed allotment arrangement accounted for approximately 80% of our hotel transactions for the year ended December 31, 2009. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 80% of our revenues from our hotel reservation business in 2009.

We believe that we are the largest consolidator of airline tickets in China in terms of the total number of airline tickets booked and sold. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating in China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in over 50 major cities in China.

We also offer independent leisure travelers bundled packaged-tour products, which include transportation and accommodation, as well as guided tours in some instances. Our packaged-tour products cover a variety of domestic and international destinations.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service centers and bilingual websites. In 2009, transactions effected through our customer service centers accounted for approximately two-thirds of our transaction volume, while our websites accounted for the balance.

We have experienced significant growth since we commenced operations in 1999. Our revenues grew from RMB 559 million in 2005 to RMB 2.1 billion (US$311 million) in 2009, which represented a compound annual growth rate, or CAGR, of 40% and our net income grew from RMB 225 million in 2005 to RMB 667 million (US$98 million) in 2009, which represented a CAGR of 31%. Our cumulative customers grew significantly from approximately 1.2 million as of March 31, 2005 to approximately 8.9 million as of December 31, 2009. Cumulative customers are customers who have used our travel-related services at least once. The table below sets forth the approximate number of cumulative customers as of the end of the quarters indicated.

Cumulative
Customers
(approximate
Period	in millions)

2005
First Quarter	1.2
Second Quarter	1.4
Third Quarter	1.5
Fourth Quarter	1.7
2006
First Quarter	1.9
Second Quarter	2.1
Third Quarter	2.3
Fourth Quarter	2.6
2007
First Quarter	2.9
Second Quarter	3.3
Third Quarter	3.7
Fourth Quarter	4.2
2008
First Quarter	4.5
Second Quarter	5.0
Third Quarter	5.6
Fourth Quarter	6.2
2009
First Quarter	6.9
Second Quarter	7.5
Third Quarter	8.2
Fourth Quarter	8.9

Our Strategies

Our goal is to create long-term shareholder value by enhancing our position as a leading travel service provider in China. We believe that China’s highly fragmented travel industry and under-served independent traveler market provide us with significant growth opportunities. We intend to pursue the following strategies to achieve this goal:

•	leverage our Ctrip brand to attract new travel suppliers and negotiate more favorable contractual terms with our existing suppliers, and strengthen our Ctrip brand by continuing to pursue a focused marketing and advertising campaign;

•	expand our hotel supplier network and room inventory, primarily through focusing on hotels with three-, four- and five-star ratings and continuing to pursue guaranteed room allotment arrangements with our hotel suppliers, as well as maintaining seamless connections between our information and reservation systems and those of our hotel suppliers;

•	expand our air-ticketing business, primarily through geographic expansion into the less developed regions and further enhance our nationwide air-ticketing distribution network;

•	expand our packaged-tour services, primarily through diversifying our packaged-tour products and further promoting packaged-tour products to our existing customers of our other services as well as to new customers;

•	further develop our corporate travel services by attracting new customers and retaining existing customers by leveraging our extensive travel supplier network, high-quality services and efficient transaction and service platform;

•	expand into new service regions through acquisitions and strategic alliances that would allow us to expand the reach and scope of our travel services and broaden our customer base;

•	pursue strategic investments in and acquisitions of complementary businesses, assets and technologies to maintain and strengthen our leading market position in China;

•	expand our other travel-related products and services, including limousine services, advertisement services and travel-related insurance services; and

•	enhance our transaction and service platform, primarily through continuing to invest in the training of our customer service representatives and upgrading the information technology systems underlying our customer service centers and websites.

Corporate Information

Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and our telephone number is (8621) 3406-4880. Our principal website address is www.ctrip.com. The information on our websites should not be deemed to be part of this prospectus supplement or the accompanying prospectus. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Conventions that Apply to this Prospectus Supplement

Unless otherwise indicated or the context otherwise requires and for purposes of this prospectus supplement only:

•	the terms “we”, “us”, “our company”, “our” and “Ctrip” refer to Ctrip.com International, Ltd., its predecessor entities and subsidiaries and, in the context of describing our operations and consolidated financial information, also include its affiliated Chinese entities;

•	“shares” and “ordinary shares” refer to our ordinary shares, par value of US$0.01 per ordinary share;

•	“ADSs” refers to our American depositary shares, each of which represents 0.25 of an ordinary share;

•	“China” and “PRC” refer to the People’s Republic of China and, solely for the purpose of this prospectus supplement, exclude Taiwan, Hong Kong and Macau, and “Greater China” refers to the People’s Republic of China, Taiwan, Hong Kong and Macau; and

•	all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars”, “US$”, “dollars” and “$” are to the legal currency of the United States.

THE OFFERING

Offering price	US$ per ADS

ADSs offered by us	5,700,000 ADSs

ADSs outstanding immediately after this offering	145,967,120 ADSs (or 146,822,120 ADSs if the underwriter exercises the option to purchase additional ADSs in full.)

The ADSs	Each ADS represents 0.25 of an ordinary share, par value US$0.01 per ordinary share. See “Description of American Depositary Shares” in the accompanying prospectus.

Depositary for the ADSs	The Bank of New York Mellon

Ordinary shares outstanding immediately after this offering	36,965,116 ordinary shares (including the 1,465,281 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). As of the date of this prospectus supplement, there are 4,392,619 options issued and outstanding under our share incentive plans, which, once vested, are exercisable for the equivalent amount of our ordinary shares.

Use of proceeds	We intend to use the net proceeds from this offering for strategic acquisitions of, and investments in, complementary businesses and assets, and for other general corporate purposes.

Lock-up	Subject to certain exceptions, our company and our directors and executive officers have agreed with the underwriter not to sell, transfer or dispose of any ADSs or ordinary shares for a period of 90 days after the date of this prospectus supplement. See “Underwriting”.

Risk factors	See “Risk Factors” and other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement or the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Nasdaq Global Select Market symbol	“CTRP”

Timing and settlement for ADSs	The underwriter expects to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on March , 2010.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statement of income data for the years ended December 31, 2007, 2008 and 2009 and the summary balance sheet data as of December 31, 2008 and 2009 set forth below are derived from our audited consolidated financial statements included in our annual report on Form 20-F incorporated by reference into this prospectus supplement and should be read in conjunction with, and are qualified in their entirety by reference to, these financial statements and the related notes. The translations of financial data for the year ended December 31, 2009 from RMB to U.S. dollars were made at a rate of RMB 6.8259 to US$1.00, the certified exchange rate published by the Federal Reserve Board of the United States in effect as of December 31, 2009. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

	For The Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(In thousands)	(In thousands)	(In thousands)	(In thousands)

Revenues:
Hotel reservation	676,511	763,727	955,824	140,029
Air ticketing	503,453	659,398	888,011	130,094
Packaged-tour(1)	71,496	109,245	177,299	25,975
Others	35,818	55,969	101,428	14,859
Total revenues	1,287,278	1,588,339	2,122,562	310,957
Less: Business tax and related surcharges	(88,167)	(106,335)	(134,555)	(19,712)
Net revenues	1,199,111	1,482,004	1,988,007	291,245
Cost of revenues	(236,226)	(326,610)	(450,603)	(66,014)
Gross profit	962,885	1,155,394	1,537,404	225,231
Operating expenses:
Product development(2)	(177,302)	(235,800)	(308,452)	(45,188)
Sales and marketing(2)	(243,314)	(286,693)	(345,289)	(50,585)
General and administrative(2)	(137,944)	(171,694)	(196,297)	(28,758)
Total operating expenses	(558,560)	(694,187)	(850,038)	(124,531)
Income from operations	404,325	461,207	687,366	100,700
Interest income	16,704	31,100	17,393	2,548
Other income	35,297	54,945	60,801	8,907
Income before income tax expense and equity income	456,326	547,252	765,560	112,155
Income tax expense	(58,006)	(102,914)	(131,658)	(19,288)
Equity in income of affiliates	—	—	32,869	4,816
Net income	398,320	444,338	666,771	97,682
Less: Net loss/(income) attributable to noncontrolling interests	4	(230)	(7,797)	(1,142)
Net income attributable to Ctrip’s shareholders	398,324	444,108	658,974	96,540
Earnings per ordinary share(3):
Basic	12.10	13.32	19.62	2.87
Diluted	11.67	12.90	18.69	2.74
Earnings per ADS:
Basic	3.02	3.33	4.90	0.72
Diluted	2.92	3.23	4.67	0.68

(1)	Certain of our packaged-tour revenues were booked on a gross basis.

(2)	Share-based compensation was included in the associated operating expense categories as follows:

	For The Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(In thousands)	(In thousands)	(In thousands)	(In thousands)

Product development	(22,708)	(32,666)	(33,863)	(4,961)
Sales and marketing	(13,649)	(18,816)	(18,864)	(2,764)
General and administrative	(50,557)	(77,035)	(77,802)	(11,398)

(3)	Each ADS represents 0.25 of an ordinary share.

The following table presents a summary of our condensed consolidated balance sheet data as of December 31, 2008 and 2009.

	As of December 31,
	2008	2009	2009
	RMB	RMB	US$

Consolidated Balance Sheet Data:
Cash and cash equivalents	1,069,827	1,434,618	210,173
Restricted cash	6,600	113,150	16,577
Short-term investment	176,586	180,184	26,397
Accounts receivable, net	274,302	420,579	61,615
Other current assets	103,992	157,764	23,113
Non-current assets	1,010,142	1,850,465	271,094
Total assets	2,641,449	4,156,760	608,969
Current liabilities	626,037	1,158,542	169,728
Other long-term liabilities	813	11,510	1,686
Total Ctrip’s shareholders’ equity	2,011,971	2,925,048	428,522
Noncontrolling interests	2,628	61,660	9,033
Total shareholders’ equity	2,014,599	2,986,708	437,555

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Many statements made in this prospectus supplement contain forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may”, “will”, “expect”, “anticipate”, “future”, “intend”, “plan”, “believe”, “estimate”, “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain profitability; and

•	the expected growth of and change in the travel and online commerce industries in China.

The forward-looking statements included in the prospectus supplement are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Risk Factors” included elsewhere in this prospectus supplement, including the following risks:

•	the slow-down of economic growth in China and the global economic downturn have adversely affected our business, and may materially and adversely affect our business growth and profitability;

•	general declines or disruptions in the travel industry due to outbreak of a serious contagious disease or any other reasons may materially and adversely affect our business and results of operations;

•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•	if we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our business could suffer if we do not successfully manage current growth and potential future growth;

•	our strategy to acquire or invest in complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations;

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business may be severely disrupted if we lose the services of our key executives;

•	inflation in China and in other countries may disrupt our business and have an adverse effect on our financial condition and results of operations; and

•	if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our consolidated affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and/or our affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

These risks are not exhaustive. Other sections of this prospectus supplement or the documents incorporated by reference in this prospectus supplement include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an emerging and evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below together with the other information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, before making an investment decision. The trading price of our ADSs could decline due to any of these risks and you may lose all or part of your investment.

Risks Related to Our Company

The slow-down of economic growth in China and the global economic downturn have adversely affected our business, and may materially and adversely affect our business growth and profitability.

Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. Although the economy in China has grown significantly in the past decades, any slow-down of economic growth in China could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition.

The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies have entered into recession. China’s economy has slowed down significantly since the second half of 2008. Although the Chinese economy has recovered recently, it is uncertain whether such recovery will continue into the rest of 2010 and beyond. Since we derive the majority of our revenues from hotel reservation, air-ticketing and packaged-tour services in China, the economic slow-down in China negatively affected our operating results in the second half of 2008. Any persistent slow-down in China’s economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, the recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slow-down of the Chinese economy may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by the continuing global economic downturn and the slow-down of the Chinese economy.

General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.

Our business is significantly affected by the trends that occur in the travel industry in China, including the hotel, air ticketing and packaged-tour sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The recent worldwide recession has led to a weakening in the demand for travel services. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	an outbreak of H1N1 influenza, avian flu, severe acute respiratory syndrome, or SARS, or any other serious contagious diseases;

•	increased prices in the hotel, air-ticketing, or other travel-related sectors;

•	increased occurrence of travel-related accidents;

•	natural disasters or poor weather conditions;

•	terrorist attacks or threats of terrorist attacks or wars; and

•	any travel restrictions or other security procedures implemented in connection with any major events in China.

We could be severely and adversely affected by declines or disruptions in the travel industry and, in many cases, have little or no control over the occurrence of such events. Such events could result in a decrease in demand for our travel services. This decrease in demand, depending on the scope and duration, could significantly and adversely affect our business and financial performance over the short and long term.

The trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In particular, in 2009, the trading prices of shares and ADSs listed on major U.S. stock exchanges experienced wide fluctuations, due in part to the worldwide financial and economic turmoil. The trading price of our ADSs has also experienced wide fluctuations during that period. In 2009, the trading prices of our ADSs on the Nasdaq Global Select Market ranged from US$9.20 to US$39.30 per ADS, and the closing price on March 1, 2010 was US$39.07 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities analysts;

•	conditions in the Internet, online commerce or travel industries;

•	changes in the economic performance or market valuations of other Internet, online commerce or travel companies;

•	changes in the economic performance or market valuations of other companies that focus on the China market;

•	announcements by us or our competitors of new products or services, significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	potential litigation; and

•	market and volume fluctuations in the stock market in general.

In addition, market prices for Internet-related companies and companies with operations in China in particular have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted share-based awards.

If we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer.

If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, or if our hotel suppliers increase their competition with us through their direct sales, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers, or because of reduced demand for our services. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have agreed. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the price of our ADSs.

We derive revenues and other significant benefits from our arrangements with major domestic airlines in China and international airlines operating flights originating from China. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, they also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. We cannot assure you that any of these airlines will continue to have supplier relationships with us. The loss of these supplier relationships would impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.

Part of the revenues that we derive from our hotel suppliers, airline ticket suppliers and other travel service providers are obtained through our strategic alliances with various third parties. We cannot assure you, however, that we will be able to successfully establish and maintain strategic alliances with third parties which are effective and beneficial for our business. Our inability to do so could have a material adverse effect on our market penetration, revenue growth and profitability.

If we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and customers, and our business may be harmed.

We believe that maintaining and enhancing the Ctrip brand is a critical aspect of our efforts to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, provide high-quality customer service and organize effective marketing and advertising programs. If our customer base significantly declines, or the quality of our customer services substantially deteriorates, we may not be able to cost-effectively maintain and promote our brand, and our business, operating results and financial condition may be materially and adversely affected.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected.

We compete primarily with other consolidators of hotel accommodations and flight reservation services based in China, such as eLong, Inc., and Mangocity.com. We also compete with traditional travel agencies and new travel searching engines, such as Qunar.com and Taobao.com. In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China.

We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, international travelers have become an increasingly important customer base. Competitors that have strategic alliances with consolidators abroad may have more effective channels to direct on-line booking requests to their websites for travel needs in China. Furthermore, like all other consolidators, we do not have exclusive arrangements with our travel suppliers. The combination of these two factors means that potential entrants to our industry face relatively low entry barriers.

Increased competition could reduce our operating margins and profitability and result in loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing and strategic relationships and alliances or other resources or name recognition, and may be able to imitate and adopt our business model. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business will be materially and adversely affected.

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown rapidly during the past several years, both as a result of organic growth of existing operations and acquisitions. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

As part of our plan to expand our product and service offerings, we have made and intend to make strategic acquisitions or investments in the highly fragmented travel service industries in mainland China, Taiwan, Hong Kong and overseas. Our strategic acquisitions and investments could subject us to uncertainties and risks, including:

•	high acquisition and financing costs;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve our intended objectives, benefits or revenue-enhancing opportunities;

•	cost of, and difficulties in, integrating acquired businesses and managing a larger business;

•	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board; and

•	diversion of our resources and management attention.

Our failure to address these uncertainties and risks may have a material adverse effect on our financial condition and results of operations. In addition, we establish strategic alliances with various third parties to further our business purpose from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business.

We have invested through open market purchases and in a private placement transaction a total of US$92 million in approximately 18% stake in Home Inns & Hotels Management Inc., a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Home Inns’ ADSs on the Nasdaq Global Market at the time of each open market purchase or the average closing prices of Home Inns’ ADSs as stipulated in the relevant purchase agreement. If Home Inns experiences a net loss in the future, we would share the net loss of Home Inns proportionate to our equity interest in Home Inns. In addition, if the ADS price of Home Inns declines and becomes lower than our share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods.

In February 2010, our wholly owned subsidiary, C-Travel International Limited, entered into an agreement with Wing On Travel (Holdings) Limited, or Wing On Travel, whereby C-Travel International Limited agrees to invest and Wing On Travel agrees to sell 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited). The closing of this transaction is subject to certain conditions, including approval by public shareholders of Wing On Travel, a Hong Kong listed company. We cannot assure you that the required shareholders’ approval of Wing On Travel will be obtained or all the other closing conditions will be met to our satisfaction in a timely manner. Any actual or perceived delay in the completion of this transaction or our failure to complete this transaction as planned may cause the trading prices of our ADSs to decline.

Our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China.

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. For example, the first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activity around and during the Chinese New Year holiday, which occurs during the period. Consequently, our results of operations may fluctuate from quarter to quarter.

Our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete.

Our first customer service center and substantially all of our computer and communications systems are located at a single facility in Shanghai. Our second customer service center is currently under construction in Nantong, China. Therefore our computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and other similar events. We do not carry business interruption insurance to compensate us for losses that may occur.

We use an internally developed booking software system that supports nearly all aspects of our booking transactions. Our business may be harmed if we are unable to upgrade our systems and infrastructure quickly enough to accommodate future traffic levels, avoid obsolescence or successfully integrate any newly developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial and operating information. These factors could cause us to lose customers and suppliers, which would have a material adverse effect on our results of operations and financial condition.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued services of our key executives. We rely on their expertise in business operations, finance and travel services and on their relationships with our suppliers, shareholders, and business partners. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them. In that case, our business may be severely disrupted, we may incur additional expenses to recruit and train personnel and our financial condition and results of operations may be materially and adversely affected.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced in China, where most of these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our websites, customer service centers and systems, and customer service representatives to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our websites and customer service centers may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

The PRC government regulates the air-ticketing, travel agency, advertising and Internet industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.

The PRC government regulates the air-ticketing, travel agency, advertising and Internet industries. We are required to obtain applicable permits or approvals from different regulatory authorities to conduct our business, including separate licenses for value-added telecommunications, air-ticketing, advertising and travel agency activities. If we fail to obtain or maintain any of the required permits or approvals in the future, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

In particular, the Civil Aviation Administration of China, or CAAC, together with National Development and Reform Commission, or NDRC, regulates pricing of air tickets. CAAC also supervises commissions payable to air-ticketing agencies together with China National Aviation Transportation Association, or CNATA. If restrictive policies are adopted by CAAC, NDRC, or CNATA, or any of their regional branches, our air-ticketing revenues may be adversely affected.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark protection and confidentiality laws and contracts. Trademark and confidentiality protection in China may not be as effective as that in the United States. Policing unauthorized use of proprietary technology is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to go to court to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”.

We rely on services from third parties to carry out our business and to deliver our products to customers, and if there is any interruption or deterioration in the quality of these services, our customers may not continue using our services.

We rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party air-ticketing agencies to issue air tickets and travel insurance products, confirmations and deliveries in some cities in Greater China. We also rely on third party local operators to deliver on-site services to our packaged-tour customers. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to provide high quality services in a timely manner to our customers or violate any applicable rules and regulations, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangement with any of these third parties is terminated, we may not find an alternative source of support on a timely basis or on favorable terms to us.

If our hotel suppliers or customers provide us with untrue information regarding our customers’ stay, we may not be able to recognize and collect revenues to which we are entitled.

A substantial portion of our revenues are represented by commissions which hotels pay us for room nights booked through us. Generally, we do not receive payment from our customers on behalf of our hotel suppliers, as our customers pay hotels directly. To confirm whether a customer adheres to the booked itinerary, we routinely make inquiries with the hotel and, occasionally, with the customer. We rely on the hotel and the customer to provide us truthful information regarding the customer’s check-in and check-out dates, which forms the basis for calculating the commission we are entitled to receive from the hotel. If our hotel suppliers or customers provide us with untrue information with respect to our customers’ length of stay at the hotels, we would not be able to collect revenues to which we are entitled. In addition, using such untrue information may lead to inaccurate business projections and plans, which may adversely affect our business planning and strategy.

We may suffer losses if we are unable to predict the amount of inventory we will need to purchase during the peak holiday seasons.

During the peak holiday seasons in China, we establish limited merchant business relationships with selected travel service suppliers, particularly for our packaged-tour products, in order to secure adequate supplies for our customers. In the merchant business relationship, we buy hotel rooms and/or air tickets before selling them to our customers and thereby incur inventory risk. If we are unable to correctly predict demand for hotel rooms and air tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and air tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.

The recurrence of SARS and other similar outbreaks such as H1N1 influenza (swine flu) or avian flu as well as natural disasters may materially and adversely affect our business and operating results.

In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake affected areas in Sichuan Province. Finally, in April 2009, an outbreak of H1N1 influenza (swine flu) occurred in Mexico and the United States and human cases of swine flu were and continue to be discovered in China and Hong Kong. Our business and operating results were adversely affected in all cases.

Any future outbreak of SARS, avian flu or similar adverse public health development or an increase in the severity of H1N1 influenza or other contagious diseases, extreme unexpected bad weather or severe natural disasters would adversely affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Government advice regarding, or restrictions on, travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could have a material adverse effect on our business and operating results.

If tax benefits available to our subsidiaries in China are reduced or repealed, our results of operations could suffer.

Under the PRC Enterprise Income Tax Law, or the EIT Law, effective on January 1, 2008, foreign invested enterprises, or FIEs, and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises”, subject to certain general restrictions described in the EIT Law and the related regulations.

In December 2008, our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network were each designated by relevant local authorities in Shanghai as a “high and new technology enterprise” under the EIT Law. Therefore, these entities are entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualifications for “high and new technology enterprises”, which are subject to review every three years. We cannot assure you that our subsidiaries will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

We have sustained losses in the past and may experience earnings declines or net losses in the future.

We sustained net losses in the periods prior to 2002. We cannot assure you that we can sustain profitability or avoid net losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses is largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volume and revenues could result in substantial operating losses.

We may be subject to litigation regarding information provided on our websites, which may be time-consuming to defend.

Our websites contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information accessible on our websites contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any such claims, with or without merit, could be time-consuming and costly to defend, result in litigation and divert management’s attention and resources.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

We conduct a portion of our transactions through our websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card information, personal information and billing addresses) over public networks is essential to maintain consumer and supplier confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer or supplier information and could harm our reputation and ability to attract customers.

We have limited business insurance coverage in China.

Insurance companies in China offer limited business insurance products and generally do not, to our knowledge, offer business liability insurance. Business disruption insurance is available to a limited extent in China, but we have determined that the risks of disruption, the cost of such insurance and the difficulties associated with acquiring such insurance make it impractical for us to have such insurance. We do not maintain insurance coverage for any kinds of business liabilities or disruptions and would have to bear the costs and expenses associated with any such events out of our own resources.

We face a greater risk of doubtful accounts as our corporate travel business increases in scale.

Since we began providing travel booking services to corporate customers who generally request credit terms, our accounts receivable have increased. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding accounts receivable from our corporate travel service customers. As a result, we may face a greater risk of non-payment of our accounts receivable and, as our corporate travel business grows in scale, we may need to make increased provisions for doubtful accounts. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our accounts receivable.

As we have commenced accounting for employee share options using the fair value method beginning from 2006, such accounting treatment could continue to significantly reduce our net income.

Since 2006, we have accounted for share-based compensation in accordance with ASC 718 “Stock Compensation”, or ASC 718, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. Prior to 2006, we recorded share-based compensation to the extent that the fair value of the shares on the date of grant exceeded the exercise price of the option. Our board of directors has the discretion to change terms of any previously issued share options and any such change may significantly increase the amount of our share-based compensation expenses for the period that the change takes effect as well as those for any future periods. In February 2009, our board of directors approved to reduce the exercise price of all outstanding unvested options that were granted by us in 2007 and 2008 under our 2007 Plan to the then fair market value of our ordinary shares underlying such options and, in December 2009, our board of directors approved to extend the expiration dates of all stock options granted in 2005 and 2006 to eight years after the respective original grant dates of these options. As a result of such changes, our share-based compensation expense of 2009 reduced our diluted earnings per ADS by approximately US$0.14. The application of ASC 718 will continue to have a significant impact on our net income. In addition, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.

Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2009. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2009. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In particular, the recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.

Risks Related to Our Corporate Structure

PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

We are a Cayman Islands company and a foreign person under PRC law. Due to foreign ownership restrictions in the air-ticketing, travel agency, advertising and value-added telecommunications industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our subsidiaries, our affiliated Chinese entities and their shareholders and our business operations, as described in the annual report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference into this prospectus supplement, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations.

Under the equity pledge agreements between our subsidiaries and the shareholders of our affiliated Chinese entities, the shareholders of our affiliated Chinese entities pledged their respective equity interests in these entities to our subsidiaries. Such pledges were duly created by recording the pledge in the relevant affiliated Chinese entities’ register of shareholders in accordance with the PRC Collateral Law. However, according to the PRC Property Rights Law, effective as of October 1, 2007, and the Measures for the Registration of Equity Pledge with the Administration for Industry and Commerce, effective as of October 1, 2008, the effectiveness of the pledges will be denied if the pledges are not registered with the relevant administration for industry and commerce. Some of our affiliated Chinese entities and our subsidiaries are in the process of preparing the application forms and relevant documents for registration pursuant to the Measures for the Registration of Equity Pledge. Before such registration procedures are completed, we cannot assure you that the effectiveness of the pledges will be recognized by PRC courts if disputes arise on certain pledged equity interests or that our subsidiaries’ interests as pledgees will prevail over those of third parties.

If our affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.

As the PRC government restricts foreign ownership of value-added telecommunications, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non-hotel reservation business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner or pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”.

The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.

Our director, chief executive officer and president, Min Fan, our officers, Jianmin Zhu, Tao Yang and Gangyi Yan and a family member of a senior officer, Fengying Zhang were also the principal shareholders of our consolidated affiliated Chinese entities as of December 31, 2009. Thus, conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that the conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”.

Our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our affiliated Chinese entities, we are effectively subject to the 5% PRC business tax on both revenues generated by our affiliated Chinese entities’ operations in China and revenues derived from our contractual arrangements with our affiliated Chinese entities. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our affiliated Chinese entities were not made on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our affiliated Chinese entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated Chinese entities’ tax expenses without reducing our tax expenses, which could subject our affiliated Chinese entities to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. The EIT Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arms’ length principles. As a result, our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our affiliated Chinese entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the subsidiaries’ registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated Chinese entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

Pursuant to the EIT Law and a circular issued by the PRC Ministry of Finance and the PRC State Administration of Taxation, or the SAT, in February 2008, the dividends declared out of the profits earned after January 1, 2008 by an FIE to its immediate holding company outside China would be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by the SAT for such tax treaty are met and observed. Our subsidiaries in China are considered FIEs and are directly held by our subsidiary in Hong Kong. According to the currently effective tax treaty between China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. In February 2009, the SAT issued a new notice, or Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the SAT issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

Under the EIT Law, an enterprise established outside of China with its “de facto management body” within China is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If the PRC tax authorities determine that we should be classified as a resident enterprise, our global income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Moreover, under the EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by a Chinese entity and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is considered as income derived from within China. Any such tax will reduce the returns on your investment in our ADSs.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

The majority of our business operations are conducted in mainland China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of the RMB into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between the RMB and the U.S. dollar and caused the RMB to appreciate approximately 20% against the U.S. dollar as of December 31, 2009. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. For example, the RMB appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.

The majority of our revenues and costs are denominated in RMB, while a portion of our financial assets and our dividend payments are denominated in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Any significant revaluation of the RMB or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into RMB, our reporting currency.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because the majority of our revenues are in the form of RMB, any restrictions on currency exchange may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules, as amended, or the Rules. Under the Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations.

Historically, China has experienced significant inflation and we cannot assure you that further inflation will not occur in the future. If inflation recurs, the scope and the extent of inflation could adversely affect the Chinese economy and the travel patterns of both business and personal travelers. If inflation leads to a reduction in business and leisure travel, our business, financial condition and results of operations would be adversely impacted. Furthermore, we cannot assure you that, under competitive pressure, we will be able to implement price increases, which could adversely impact our business, financial condition and results of operations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and the grant of employee stock options by overseas-listed companies may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice, or Notice 75, in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity interests in any onshore enterprise located in China, referred to in the notice as a “special purpose company”. On May 29, 2007, SAFE further promulgated the guideline for Notice 75, or Guideline 106, which clarifies certain implementation questions of Notice 75. According to Notice 75 and Guideline 106, any PRC resident who is a direct or indirect shareholder of a special purpose company is also required to file or update the registration with the local branch of SAFE, with respect to that special purpose company for any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or the creation of any security interest. Moreover, the PRC subsidiaries of that special purpose company are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations.

We have notified holders of ordinary shares of our company who we know are PRC residents to register with the local SAFE branch as required under the SAFE notice. The failure or inability of our shareholders resident in China to comply with the registration procedures set forth therein may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to our company or otherwise adversely affect our business.

In addition, on March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Online payment systems in China are at an early stage of development and may restrict our ability to expand our online commerce business.

Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely acceptable to consumers in China as in the United States and other developed countries. The lack of wide acceptance of online payment systems and concerns regarding the adequacy of system security may limit the number of online commercial transactions that we can service. If online payment services and their security capabilities are not significantly enhanced, our ability to grow our online commerce business may be limited.

The Internet market has not been proven as an effective commercial medium in China. The market for Internet products and services in China has only recently begun to develop. The Internet penetration rate in China is lower than those in the United States and other developed countries. Since the Internet is an unproven medium for commerce in China, our future operating results from online services will depend substantially upon the increased use and acceptance of the Internet for distribution of products and services and facilitation of commerce in China.

The Internet may not become a viable commercial marketplace in China for various reasons in the foreseeable future. More salient impediments to Internet development in China include:

•	consumer dependence on traditional means of commerce;

•	inexperience with the Internet as a sales and distribution channel;

•	inadequate development of the necessary infrastructure to facilitate online commerce;

•	concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business and settling payment over the Internet;

•	inexperience with credit card usage or with other means of electronic payment; and

•	limited use of personal computers.

If the Internet is not widely accepted as a medium for online commerce in China, our ability to grow our online business would be impeded.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our wholly owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned enterprises. In addition, we depend on several affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We have attempted to comply with the PRC government regulations regarding licensing requirements by entering into a series of agreements with our affiliated Chinese entities. If the PRC laws and regulations change, our business in China may be adversely affected.

To comply with the PRC government regulations regarding licensing requirements, we have entered into a series of agreements with our affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that our arrangements with our affiliated Chinese entities are valid under current PRC law and regulations, we cannot assure you that we will not be required to restructure our organizational structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs.

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operations under the administrative control and regulatory supervision of China’s Ministry of Industry and Information Technology. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These international gateways are the only channels through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure, primarily China Telecom and China Unicom, to provide data communications capacity. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

Risks Related to Our Ordinary Shares and ADSs

The future sales by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

If our existing shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Any future sales of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, may be limited because we are incorporated in the Cayman Islands, and because we conduct the majority of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct the majority of our operations in China through our wholly owned subsidiaries and several affiliated Chinese entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action in the United States upon these persons. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities”.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

Under our deposit agreement, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we have instructed the depositary that we do not wish a discretionary proxy to be given or any of the other situations specified under the deposit agreement takes place. The effect of this discretionary proxy is that you cannot prevent ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make those rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Provisions of our shareholder rights plan could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders.

In November 2007, we adopted a shareholder rights plan. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding capital stock. The existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ADSs.

USE OF PROCEEDS

We will receive net proceeds of approximately $ 216,211,525 million (after deducting underwriting discount and estimated offering expenses) from the issuance of ADSs in this offering, assuming that the underwriter’s over-allotment option is not exercised and assuming a public offering price of US$39.07 per ADS, based on the last trading price of our ADSs on March 1, 2010. A US$1.00 increase or decrease in the assumed public offering price of US$39.07 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds to us from this offering by US$5.6 million, after deducting the underwriting discount and estimated offering expenses payable by us and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus supplement. We intend to use the net proceeds from this offering for strategic acquisitions of, and investments in, complementary businesses and assets, and for other general corporate purposes. We have not entered into any binding agreement for any strategic acquisition or investment as of the date of this prospectus supplement, other than those disclosed herein.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2009:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of 5,700,000 ADSs in this offering at the assumed public offering price of US$39.07 per ADS, based on the last trading price of our ADSs on March 1, 2010, after deducting the underwriting discount and estimated offering expenses payable by us and assuming no exercise of the underwriter’s option to purchase additional ADSs from us.

The as adjusted information below is illustrative only. You should read this table together with our consolidated financial statements and the related notes and the information under “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2009 which is incorporated by reference in this prospectus supplement.

	As of December 31, 2009
	Actual		As adjusted(1)
	RMB	US$	RMB	US$
	(In thousands, except share data)

Shareholders’ equity:
Ordinary shares, US$0.01 par value, 100,000,000 shares authorized; 34,054,944 shares issued and outstanding(2)	2,801	410	2,897	424
Additional paid-in capital	1,219,815	178,704	2,695,561	394,902
Statutory reserves	72,489	10,620	72,489	10,620
Cumulative foreign currency translation adjustments	(77,742)	(11,389)	(77,742)	(11,389)
Retained earnings	1,707,685	250,177	1,707,685	250,177

Total Ctrip’s shareholders’ equity	2,925,048	428,522	4,400,890	644,734

Total capitalization(3)	2,925,048	428,522	4,400,890	644,734

(1)	A US$1.00 increase or decrease in the assumed public offering price of US$39.07 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the amounts representing total shareholders’ equity and total capitalization by US$5.6 million, after deducting the underwriting discount and estimated offering expenses payable by us and assuming no exercise of the underwriter’s option to purchase additional ADSs from us.

(2)	The number of ordinary shares issued and outstanding as of December 31, 2009 excludes the 1,485,172 ordinary shares that we reserved for issuance upon the exercise of our outstanding options. As of the same date, there were 3,387,410 options issued and outstanding, which, once vested, are exercisable for the equivalent amount of our ordinary shares.

(3)	We do not have any outstanding indebtedness as of the date of this prospectus supplement.

DIVIDEND POLICY

On June 15, 2007, our shareholders approved the distribution of 30% of our net income for 2007 to our shareholders as dividends. On July 7, 2008, we distributed dividends in the aggregate amount of RMB112 million (US$16 million) to our shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38, or US$0.488, per ordinary share. On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right for each of our ordinary shares outstanding as of the close of business on December 3, 2007. See “Description of Share Capital — Shareholder Rights Plan” in the accompanying prospectus. We made no dividend distribution in 2009.

We have received dividends from our subsidiaries, which have received consulting or other fees from our affiliated Chinese entities. In accordance with current Chinese laws and regulations, our subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated entities in China may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. In addition, our subsidiaries in China are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Allocations to these statutory reserves and funds can only be used for specified purposes and are not transferable to us in the form of loans, advances, or cash dividends.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, potential tax implications and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.

MARKET PRICE INFORMATION FOR OUR ADSs

Our ADSs have been listed on the Nasdaq Global Market since December 2003 and on the Nasdaq Global Select Market since July 2006. Our ADSs are traded under the symbol “CTRP”.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market and on the Nasdaq Global Select Market for the periods presented and all prices have been retroactively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 0.25 of an ordinary share effective on January 21, 2010 for all periods presented. As of March 1, 2010, the trading price of our ADSs is US$39.07.

	Trading Price
Period	High(1)	Low(1)
	US$	US$

2005	8.34	4.52
2006	16.33	6.96
2007	31.62	13.77
2008	35.45	8.21
First Quarter	31.50	20.02
Second Quarter	35.45	22.68
Third Quarter	27.44	17.13
Fourth Quarter	20.44	8.21
2009	39.30	9.20
First Quarter	15.43	9.20
Second Quarter	23.82	13.20
Third Quarter	30.67	19.46
Fourth Quarter	39.30	26.52

Monthly Highs and Lows
September 2009	30.67	24.00
October 2009	31.90	26.52
November 2009	36.96	26.60
December 2009	39.30	34.12
January 2010	38.50	30.60
February 2010	38.46	29.90

(1)	Trading prices are adjusted for changes of the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing one ordinary share which was effected on April 11, 2006, from one ADS representing one ordinary share to one ADS representing 0.5 of an ordinary share, which was effected on July 31, 2007, and from one ADS representing 0.5 of an ordinary share to one ADS representing 0.25 of an ordinary share, which was effected on January 21, 2010.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and the majority of our revenues are denominated in RMB. However, periodic reports made to shareholders will include certain amounts expressed in U.S. dollars using the then current exchange rates. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, the conversion of RMB into U.S. dollars in this prospectus supplement is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this prospectus supplement were made at a rate of RMB 6.8259 to US$1.00, the certified exchange rate in effect as of December 31, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 1, 2010, the certified exchange rate was RMB 6.8262 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus supplement or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

RECENT DEVELOPMENTS

Change of Ratio of ADS to Ordinary Shares

Effective on January 21, 2010, we changed the ratio of our ADSs to ordinary shares from two ADSs representing one ordinary share to four ADSs representing one ordinary share. For our ADS holders, this ratio change had the same effect as a two-for-one ADS split.

Investment in the Travel Service Segment of Wing On Travel

In February 2010, our wholly owned subsidiary, C-Travel International Limited, entered into an agreement with Wing On Travel whereby C-Travel International Limited agrees to invest and Wing On Travel agrees to sell 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million (or HK$684 million) in cash. The closing of this transaction is subject to certain conditions, including approval by public shareholders of Wing On Travel, a Hong Kong listed company.

Changes in Principal Shareholders

Based on various Form 13G filings and amendments thereto made by certain of our shareholders since the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2009, our list of principal shareholders and their respective beneficial ownership have changed as follows: (1) the beneficial ownership of entities affiliated with Lone Spruce decreased from 12.4% to nil; (2) the beneficial ownership of Credit Suisse decreased from 7.4% to 0.4%; (3) the beneficial ownership of Schroeder Investment Management NA decreased from 5.7% to 1.28%; (4) the beneficial ownership of FMR LLC and Edward Johnson 3rd increased to 8.256%; and (5) the beneficial ownership of entities affiliated with Morgan Stanley increased from 4.9% to 8.9%.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 145,967,120 outstanding ADSs representing approximately 99% of our ordinary shares in issue assuming that the underwriter does not exercise the option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” who are subject to restriction under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs.

Lock-Up Agreements

We have agreed for a period of 90 days after the date of this prospectus supplement, subject to the exceptions specified in “Underwriting”, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares.

Our directors and executive officers have agreed for a period of 90 days after the date of this prospectus supplement, subject to the exceptions specified in “Underwriting”, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, a number of shares that does not exceed the greater of:

•	1.0% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 369,651 ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

UNDERWRITING

We and Goldman Sachs (Asia) L.L.C., as the underwriter, have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, the underwriter has agreed to purchase all of the 5,700,000 ADSs offered in this offering.

The underwriter is committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriter sells more than 5,700,000 ADSs as discussed above, it has an option to buy up to an additional 855,000 ADSs from us. The underwriter may exercise that option for 30 days.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriter by us. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional 855,000 ADSs.

Paid by Us

	No Exercise	Full Exercise

Per ADS	$	$
Total	$	$

ADSs sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any ADSs sold by the underwriter to securities dealers may be sold at a discount of up to $           per ADS from the public offering price. If all the ADSs are not sold at the public offering price, the underwriter may change the offering price and the other selling terms. The offering of the ADSs by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

We have agreed with the underwriter, subject to certain exceptions, not to dispose of or hedge any of our ADSs or ordinary shares or securities that are convertible into or exchangeable for our ADSs or ordinary shares during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman Sachs (Asia) L.L.C. However, this agreement does not apply to any existing employee benefit plans. Each of the directors and executive officers of our company has also agreed to the similar lockup arrangements with the underwriter. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In connection with the offering, the underwriter may purchase and sell our ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional ADSs from us in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriter will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which it may purchase additional ADSs pursuant to the option granted to it. “Naked” short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriter for its own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NASDAQ Global Select Market, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The ADSs may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus supplement does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriter has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

This prospectus supplement has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

A prospectus supplement in electronic format will be made available on the websites maintained by the underwriter or one or more securities dealers. The underwriter may distribute this prospectus supplement electronically. The underwriter may agree to allocate a number of ADSs for sale to its online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriter to securities dealers who resell ADSs to online brokerage account holders.

Our total expenses for this offering are estimated to be approximately $920,000, including SEC registration fee of $18,261, legal and accounting fees and expenses of approximately $800,000 and miscellaneous fees and expenses of approximately $101,739. All amounts are estimated except for the SEC registration fee.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of us.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State laws in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State laws in connection with this offering will be passed upon for the underwriter by Shearman & Sterling LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriter by Jingtian & Gongcheng. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the annual report on Form 20-F for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 11th Floor, PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai, 200021, People’s Republic of China.

ADDITIONAL INFORMATION

We have filed a registration statement with the SEC on Form F-3 under the Securities Act relating to the ADSs and underlying ordinary shares to be sold in this offering. This prospectus supplement, which constitutes a part of that registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us, our ordinary shares and our ADSs.

We are currently subject to periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of the Exchange Act.

All information filed with the SEC can be inspected and copied at the public reference facilities of the SEC, at 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. We file reports with the SEC electronically. The reports that we have filed with the SEC electronically are available to you over the Internet at the SEC website at http://www.sec.gov. Our SEC filings, including this prospectus supplement, and other information may also be inspected at the offices of the Nasdaq Global Market, Reports Section, 1735 K Street, N.W. Washington, D.C. 20006.

We furnish to The Bank of New York Mellon, as the depositary for the ADSs, annual reports, which include annual audited consolidated financial statements prepared in accordance with U.S. GAAP. The depositary has agreed that, at our request, it will promptly mail these reports to all registered holders of ADSs. We also furnish to the depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary, upon our written request, will arrange for the mailing of these documents to record holders of ADSs.

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on February 3, 2010;

•	the description of the securities contained in our registration statement on Form 8-A filed on November 25, 2003 pursuant to Section 12 of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description; and

•	any future information contained in filings on Form 6-K made with the SEC under the Exchange Act after the date of this prospectus supplement and prior to the termination of the offer as described in this prospectus supplement, that is identified in such forms as being incorporated into this prospectus supplement.

We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, a copy of any document incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement. You should direct your request for these filings to us at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, attention: Investor Relationship Manager, telephone number: (8621) 3406-4880. You may also obtain these filings electronically at the SEC’s worldwide website at http://www.sec.gov/edgarhp/htm.

PROSPECTUS

Ctrip.com International, Ltd.

American Depositary Shares
(each representing 0.25 of an ordinary share, par value $0.01 per ordinary share)

This prospectus relates to the proposed sale from time to time by us or any selling shareholder of American depositary shares, or ADSs, of Ctrip.com International, Ltd., or Ctrip. Each ADS represents 0.25 of an ordinary share, par value $0.01 per ordinary share, of Ctrip. We will not receive any proceeds from the ADSs sold by any selling shareholder.

This prospectus may not be used to consummate any sales of securities unless accompanied by a prospectus supplement which will describe the method and terms of the offering. We will provide the specific terms of any offering and the offered securities as well as information about the selling shareholders, if any, in one or more supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus.

Investing in our ADSs involves a high degree of risk. You should carefully consider the “Risk Factors” which may be included in any prospectus supplement or which are incorporated by reference into this prospectus.

We or any selling shareholder may sell the securities to or through underwriters, to other purchasers, through agents, or through a combination of these methods. The names of any underwriters will be stated in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 2, 2010.

ABOUT THIS PROSPECTUS

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires:

(1) the terms “we,” “us,” “our company,” “our” and “Ctrip” refer to Ctrip.com International, Ltd., its predecessor entities and subsidiaries and, in the context of describing our operations and consolidated financial information, also include its affiliated Chinese entities;

(2) “shares” and “ordinary shares” refer to our ordinary shares, par value of US$0.01 per ordinary share;

(3) “ADSs” refers to our American depositary shares, each of which represents 0.25 of an ordinary share;

(4) “China” and “PRC” refer to the People’s Republic of China and, solely for the purpose of this prospectus, exclude Taiwan, Hong Kong and Macau, and “Greater China” refers to the People’s Republic of China, Taiwan, Hong Kong and Macau; and

(5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we or any selling shareholder may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we or any selling shareholder sell securities pursuant to the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained or incorporated by reference in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain profitability; and

•	the expected growth of and change in the travel and online commerce industries in China.

The forward-looking statements included in this prospectus and the documents incorporated by reference are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors disclosed in the documents incorporated by reference herein or in any accompanying prospectus supplement, including the following risks:

•	the slow-down of economic growth in China and the global economic downturn have adversely affected our business, and may materially and adversely affect our business growth and profitability;

•	general declines or disruptions in the travel industry due to outbreak of a serious contagious disease or any other reasons may materially and adversely affect our business and results of operations;

•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•	if we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our business could suffer if we do not successfully manage current growth and potential future growth;

•	our strategy to acquire or invest in complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations;

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business may be severely disrupted if we lose the services of our key executives;

•	inflation in China and in other countries may disrupt our business and have an adverse effect on our financial condition and results of operations; and

•	if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our consolidated affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and/or our affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in the documents incorporated by reference herein or in any accompanying prospectus supplement for a more complete discussion of the risks of an investment in our securities and other risks outlined in our other filings with the SEC. The forward-looking statements included in this prospectus or incorporated by reference into this prospectus are made only as of the date of this prospectus or the date of the incorporated document, and we do not undertake any obligation to update the forward-looking statements except as required under applicable law.

OUR COMPANY

We are a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also sell packaged tours that include transportation and accommodations, as well as guided tours in some instances. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase air tickets for domestic flights and international flights originating in China; and

•	choose and reserve packaged tours that include transportation and accommodations, as well as guided tours in some instances.

We target our services primarily at business and leisure travelers in China who do not travel in groups. These types of travelers, who are referred to in the travel industry as FITs (frequent independent travelers) and whom we refer to as independent travelers in this prospectus, form a traditionally under-served yet fast-growing segment of the China travel market. We act as an agent in substantially all of our transactions and generally do not take inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2009, we had secured room supply relationships with approximately 9,800 hotels in China and approximately 19,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. As of December 31, 2009, we had guaranteed room allotments, which allow us to sell hotel rooms to our customers even during peak seasons and provide instant confirmation, with approximately 70% of the hotels in China with whom we have a supply relationship. Rooms booked in hotels with guaranteed allotment arrangement accounted for approximately 80% of our hotel transactions for the year ended December 31, 2009. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 80% of our revenues from our hotel reservation business in 2009.

We believe that we are the largest consolidator of airline tickets in China in terms of the total number of airline tickets booked and sold. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating in China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in over 50 major cities in China.

We also offer independent leisure travelers bundled packaged-tour products, which include transportation and accommodation, as well as guided tours in some instances. Our packaged-tour products cover a variety of domestic and international destinations.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service centers and bilingual websites. In 2009, transactions effected through our customer service centers accounted for approximately two-thirds of our transaction volume, while our websites accounted for the balance.

We have experienced significant growth since we commenced operations in 1999. Our revenues grew from RMB 559 million in 2005 to RMB 2.1 billion (US$311 million) in 2009, which represented a compound annual growth rate, or CAGR, of 40% and our net income grew from RMB 225 million in 2005 to RMB 667 million (US$98 million) in 2009, which represented a CAGR of 31%.

We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempt company with limited liability under the Companies Law of the Cayman Islands. Since our inception, we have conducted the majority of our operations in China and in 2009, expanded our operations in Greater China. Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China. Our telephone number is (86-21) 3406-4880 and our principal website address is www.ctrip.com. The contents of our websites should not be deemed to be part of this prospectus. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

RISK FACTORS

Please see the factors set forth under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2009, which is incorporated in this prospectus by reference, and any accompanying prospectus supplement before investing in any securities that may be offered pursuant to this prospectus.

USE OF PROCEEDS

Except as may be described otherwise in an accompanying prospectus supplement, (i) we intend to use the net proceeds from the sale of securities by us to fund capital expenditures and for other general corporate purposes and (ii) we will not receive any of the proceeds from the sale of our securities by any selling shareholder.

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 100,000,000 ordinary shares, par value US$0.01 each, 34,074,835 of which are issued and outstanding (excluding the 1,465,281 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). As of the same date, there are 4,392,619 options issued and outstanding under our share incentive plans, which, once vested, are exercisable for the equivalent amount of our ordinary shares. We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2009 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

On August 15, 2007, Rakuten, Inc., a then shareholder of our company completed a public offering and sale of 13,290,000 ADSs, each then representing one-half of an ordinary share, par value US$0.01 per ordinary share.

On April 11, 2006, we effected a change of the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing one ordinary share. On July 31, 2007, we effected a further change of the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to two ADSs representing one ordinary share. On January 21, 2010, we effected a further change of the ratio of our ADSs to ordinary shares from two ADSs representing one ordinary share to four ADSs representing one ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this prospectus have been retroactively adjusted to reflect the changes in ratio for all periods presented.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights.  Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder present in person or by proxy and holding at least ten percent of the shares giving a right to vote at the meeting.

A quorum required for a meeting of shareholders consists of at least two shareholders holding at least one-third of the outstanding voting shares in our company, present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate ten percent or more of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of the ordinary shares may by ordinary resolution, among other things, make changes in the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any shares.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares.  Subject to the provisions of the Companies Law, we may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Shareholder Rights Plan

On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on December 3, 2007. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of $700 per ordinary share, subject to adjustment.

The Rights will expire on November 23, 2017, subject to our right to extend such date, and are exercisable upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the voting securities of our company, or (ii) 10 business days following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the voting securities of our company. Upon exercise, all Rights holders except for the potential acquirer will be entitled to acquire our ordinary shares at a discount. We are entitled to redeem the Rights in whole at any time on or before the tenth day following acquisition by a person or group of 20% or more of our voting securities (which for these purposes include ADSs representing ordinary shares).

The Rights were not distributed in response to any specific effort to acquire control of our company.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing seventy-five percent in value of the shareholders voting together as one class.

The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of ninety percent of the ordinary shares within four months, the offerer may, within a two-month period, require the holders of the remaining ordinary shares to transfer such ordinary shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the ordinary shares.

Shareholders’ Suits.  The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with our annual audited financial statements.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon is acting as the depositary for our ADSs. The depositary’s corporate trust office is at 101 Barclay Street, New York, New York 10286. Each ADS represents 0.25 of an ordinary share (or a right to receive 0.25 of an ordinary share) or other securities, cash or other property deposited with The Bank of New York Mellon but not distributed to ADS holders. ADSs may be represented by certificates that are commonly known as “American depositary receipts,” or “ADRs.” The depositary appointed the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited as the custodian to safekeep the securities on deposit.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system,” or DRS). The DRS reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the DRS, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The DRS includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “ADS holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. However, as a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

We are providing you with a summary of the deposit agreement. You should read this summary together with the deposit agreement and the form of ADR attached thereto. A copy of the deposit agreement is on file with the SEC as Exhibit 2.4 of our annual report on Form 20-F (file no. 001-33853) filed with the SEC on April 29, 2008. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You can also inspect a copy of the deposit agreement at the corporate trust office of the depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal offices of the custodian under the deposit agreement, currently located at 1 Queen’s Road, Central, Hong Kong. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

Dividends and Other Distributions

The Bank of New York Mellon has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

•	Cash. The Bank of New York Mellon will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained without excessively burdensome or otherwise unreasonable efforts, or there are foreign exchange controls in place that prohibit such transfer, the deposit agreement allows The Bank of New York Mellon to distribute RMB only to those ADS holders to whom it is possible to do so. It will hold RMB it cannot convert for the account of the ADS holders who have not been paid. It will not invest RMB and it will not be liable for interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See “Taxation — Certain U.S. Federal Income Tax Consideration — Information Reporting and Backup Withholding” and “Taxation — PRC Taxation.” The Bank of New York Mellon will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert RMB, you may lose some or all of the value of the distribution.

•	Shares. The Bank of New York Mellon may distribute additional ADSs representing any ordinary shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York Mellon will only distribute whole ADSs. It will sell ordinary shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York Mellon does not distribute additional ADSs, each ADS will also represent the new ordinary shares.

•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional ordinary shares or any other rights, The Bank of New York Mellon may make these rights available to you. We must first instruct The Bank of New York Mellon to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York Mellon decides it is practical to sell the rights, The Bank of New York Mellon will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York Mellon may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York Mellon makes rights available to you, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver the ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, The Bank of New York Mellon will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. In this case, The Bank of New York Mellon may deliver the ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

•	Other Distributions. The Bank of New York Mellon will send to you anything else we distribute on deposited securities by means it thinks are legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York Mellon will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its corporate trust office to the persons you request.

You may turn in your ADSs at The Bank of New York Mellon’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver:

•	the deliverable portion of the underlying ordinary shares to an account designated by you; and

•	the deliverable portion of any other deposited securities underlying the ADSs at the office of the custodian. Or, at your request, risk and expense, The Bank of New York Mellon will deliver the deliverable portion of the deposited securities at its corporate trust office.

Voting Rights

You may instruct The Bank of New York Mellon to vote the ordinary shares underlying your ADSs but only if we ask The Bank of New York Mellon to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

If we ask for your instructions, The Bank of New York Mellon will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

•	describe the matters to be voted on; and

•	explain how you, on a specified date, may instruct The Bank of New York Mellon to vote the ordinary shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, The Bank of New York Mellon must receive them on or before the date specified. The Bank of New York Mellon will try, in compliance with Cayman Islands law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct or as described below.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York Mellon to vote the ordinary shares underlying your ADSs. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

If we timely ask The Bank of New York Mellon to solicit your instructions and The Bank of New York Mellon does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The Bank of New York Mellon will give a discretionary proxy to such person in those circumstances to vote on all questions to be voted upon unless we notify The Bank of New York Mellon that:

•	we do not wish to receive a discretionary proxy;

•	there is substantial shareholder opposition to the particular question; or

•	the particular question would have a material and adverse impact on our shareholders.

Notices and Reports

Upon receipt of notice of any meeting of holders of ordinary shares or other deposited securities, if requested in writing by our company, The Bank of New York Mellon will, as soon as practicable thereafter, mail to the owners of ADSs a notice which contains (a) such information as is contained in such notice of meeting received by The Bank of New York Mellon from our company, (b) a statement that the owners of ADSs as of the close of business on a specified record date will be entitled, subject to any applicable provisions of Cayman Islands law and of the memorandum and articles of association of our company, to instruct The Bank of New York Mellon as to the exercise of the voting rights, if any, pertaining to the amount of ordinary shares or other deposited securities represented by their respective ADSs and (c) a statement as to the manner in which instructions may be given.

The Bank of New York Mellon will make available for inspection by registered holders at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from our company, which are both (a) received by The Bank of New York Mellon as the holder of the deposited securities, and (b) made generally available to the holders of such deposited securities by our company. The Bank of New York Mellon will also, upon our written request, send to the registered holders copies of such reports when furnished by our company pursuant to the deposit agreement. Any such reports and communications, including any proxy soliciting material, furnished to The Bank of New York Mellon by our company will be furnished in English.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion thereof)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

US$0.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Converting foreign currency to U.S. dollars
• Cable, telex, and facsimile transmission expenses (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The Bank of New York Mellon may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•   Change the nominal or par value of our shares

•   Reclassify, split up or consolidate any of the deposited securities

•   Distribute securities on the shares that are not distributed to you

•   Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

We may agree with The Bank of New York Mellon to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment will cause any of the following results, the amendment will become effective 30 days after The Bank of New York Mellon notifies you of the amendment:

•	adds or increases fees or charges, except for:

•	taxes and other governmental charges;

•	registration fees;

•	cable, telex or facsimile transmission costs;

•	delivery costs or other such expenses; or

•	prejudices any important right of ADS holders.

At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The Bank of New York Mellon will terminate the deposit agreement if we ask it to do so. In such case, The Bank of New York Mellon must notify you at least 90 days before termination. The Bank of New York Mellon may also terminate the deposit agreement if The Bank of New York Mellon has told us that it would like to resign and we have not appointed a new depositary bank within 90 days.

After termination, The Bank of New York Mellon and its agents will be required to do only the following under the deposit agreement:

•	collect distributions on the deposited securities;

•	sell rights and other property; and

•	deliver shares and other deposited securities upon cancellation of ADSs.

One year after termination, The Bank of New York Mellon may sell any remaining deposited securities by public or private sale. After that, The Bank of New York Mellon will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York

Mellon’s only obligations will be an indemnification obligation and an obligation to account for the proceeds of the sale and other cash. After termination, our only obligations will be an indemnification obligation and our obligation to pay specified amounts to The Bank of New York Mellon.

Limitations On Obligations and Liability to ADS Holders

The deposit agreement expressly limits our obligations and the obligations of The Bank of New York Mellon, and it limits our liability and the liability of The Bank of New York Mellon. We and The Bank of New York Mellon:

•	are only obligated to take the actions specifically provided for in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing our obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and The Bank of New York Mellon have agreed to indemnify each other under designated circumstances.

Requirements for Depositary Actions

The ADSs are transferable on the books of The Bank of New York Mellon, provided that The Bank of New York Mellon may close the transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. Before The Bank of New York Mellon will deliver or register transfer of ADS, make a distribution on ADSs, or process a withdrawal of shares, The Bank of New York Mellon may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York Mellon may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of The Bank of New York Mellon are closed, or at any time if The Bank of New York Mellon or we think it advisable to do so.

Right to Receive the Ordinary Shares Underlying the ADSs

You have the right to surrender your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) The Bank of New York Mellon or we have closed its or our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or (3) we are paying a dividend on the ordinary shares;

•	when you or other ADS holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

The right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADSs

In compliance with the provisions of the deposit agreement, The Bank of New York Mellon may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The Bank of New York Mellon may also deliver ordinary shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADSs instead of ordinary shares to close out a pre-release. The Bank of New York Mellon may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer owns the ordinary shares or ADSs to be deposited;

•	the pre-release must be fully collateralized with cash or other collateral that The Bank of New York Mellon considers appropriate; and

•	The Bank of New York Mellon must be able to close out the pre-release on not more than five business days’ notice.

In addition, The Bank of New York Mellon will limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30.0% of the total shares deposited, although The Bank of New York Mellon may disregard the limit from time to time, if it thinks it is appropriate to do so.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A substantial portion of our current operations is conducted in China, and the majority of our assets are located in China. We also conduct part of our operations in Taiwan and Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder, our counsel as to Cayman Islands law and Commerce & Finance Law Offices, our counsel as to Chinese law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges which was neither obtained in a manner nor is of a kind, the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation without any re-examination of the merits of the underlying disputes. The Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities law in the United States without a retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

Commerce & Finance Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

TAXATION

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% for our foreign ADS holders may be imposed on dividends they receive from us and on gains realized on their sale or other disposition of ADSs. See “Risk Factors — Risks Related to Our Corporate Structure — Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements” included in our annual report on Form 20-F for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus.

Certain U.S. Federal Income Tax Consequences

The following description generally summarizes certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) under present law of ownership in and disposition of the ADSs or ordinary shares. This description is based on the U.S. Treasury regulations issued under the Internal Revenue Code of 1986, as amended, as well as judicial and administrative interpretations available on the date hereof, all of which are subject to change, possibly with retroactive effect. You should note that no rulings have been or are expected to be sought from the U.S. Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and we cannot assure you that the IRS or a court will not taken contrary positions.

The following discussion does not address all U.S. federal income tax consequences applicable to any particular investor or to certain investors who may be subject to special terms (regardless of whether or not such persons constitute U.S. Holders as defined below) such as banks, insurance companies, broker dealers, dealers or traders in securities or commodities, tax-exempt entities, persons liable for alternative minimum tax, U.S. expatriates, regulated investment companies or real estate investment trusts, partnerships (including certain entities treated as partnerships for U.S. federal income tax purposes) or persons holding ADSs or ordinary shares through partnerships (including entities treated as partnerships for U.S. federal income tax purposes), S-corporations, estates and trusts, persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction, investors whose “functional currency” is not the U.S. dollars, holders that actually or constructively own 10% or more (by voting power or value) of all classes of our outstanding capital stock, or persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation. Please note this description does not address (i) alternative minimum tax consequence or (ii) the indirect effects on persons who hold equity interests as a holder.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

As used in this section, “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes is,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. Partnerships holding the ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisors regarding the tax consequences of an investment in the ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the description below under “— Passive Foreign Investment Company,” the amount of any distribution to you with respect to the ADSs or ordinary shares, before deduction for any taxes imposed by the PRC, will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders), for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of an income tax treaty with the United States that the U.S. Treasury has determined satisfactory for purposes of the rules applicable to qualified dividends and that includes an exchange of information program, (2) we are neither a passive foreign investment company, or PFIC, nor treated as such with respect to you (as discussed below) for our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under its Enterprise Income Tax Law, or EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to description below under “— Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Your tax basis in an ADS or ordinary share will generally be equal to the cost of such ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as

PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss recognized on a sale, exchange or other taxable disposition of the ADSs or ordinary shares in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2009. A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated Chinese entities will be treated as ownership of stock.

We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the preceding paragraph. If you make a valid mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of the year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you were we to be or become a PFIC. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

Alternatively, if a non-U.S. corporation is a PFIC, a U.S. holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information. Therefore, U.S. Holders should assume that they will not receive such information from us and would not be able to make a qualified electing fund election.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

PLAN OF DISTRIBUTION

We or any selling shareholder may sell our ordinary shares, represented by ADSs, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We may solicit offers to purchase the securities directly from the public from time to time. We may also designate agents from time to time to solicit offers to purchase securities from the public on our or their behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act.

From time to time, we may sell securities to one or more dealers as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell those securities to the public.

We may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we sell securities to underwriters, we will execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include information about any underwriting compensation we pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make.

In connection with an offering, the underwriters, including any affiliate of ours that is acting as an underwriter or prospective underwriter, may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. These transactions may include overalloting the offering, creating a syndicate short position, and engaging in stabilizing transactions and purchases to cover positions created by short sales. Overallotment involves sales of the securities in excess of the principal amount or number of the securities to be purchased by the underwriters in the applicable offering, which creates a short position for the underwriters. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities in connection with an offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount it received because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, Ctrip and its subsidiaries.

In addition, we expect to offer securities to or through our affiliates, as underwriters, dealers or agents. Our affiliates may also offer the securities in other markets through one or more selling agents, including one another.

If so indicated in an applicable prospectus supplement, we will authorize dealers or other persons acting as our agent to solicit offers by some institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

Unless otherwise indicated in an applicable prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in New York City.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to legal matters of United States federal securities and New York State law. Certain legal matters in connection with this offering will be passed upon for the underwriters by a law firm named in the applicable prospectus supplement. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by a law firm named in the applicable prospectus supplement. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the annual report on Form 20-F for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 11th Floor, PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We will furnish to you, through the depositary, English language versions of any reports, notices and other communications that we generally transmit to holders of our ordinary shares.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, we file annual reports and other information with the SEC. You may read and copy any of this information in the SEC’s Public Reference Room, 100 F Street, NE Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, NE Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the

SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2009 filed on February 3, 2010;

•	The description of the securities contained in our registration statement on Form 8-A filed on November 25, 2003 pursuant to Section 12 of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description; and

•	With respect to each offering of securities under this prospectus, all reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Our annual report on Form 20-F for the fiscal year ended December 31, 2009 filed on February 3, 2010, contains a description of our business and audited consolidated financial statements with a report by an independent registered public accounting firm. These financial statements are prepared in accordance with U.S. GAAP.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335, People’s Republic of China
Tel: (86 21) 3406-4880
Attention: Investor Relationship Manager

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.